Filed Pursuant to Rule 433

Registration Statement No. 333-201958

Pricing Term Sheet

June 16, 2015

Union Pacific Corporation

3.250% Notes due 2025

Issuer:	Union Pacific Corporation
Ratings (Moody’s/S&P)*	A3 / A*
Principal Amount:	$300,000,000
Trade Date:	June 16, 2015
Settlement Date:	June 19, 2015 (T+3)
Maturity:	August 15, 2025
Interest Payment Dates:	August 15 and February 15, commencing on February 15, 2016
Coupon:	3.250%
Price to Public:	99.378% of Principal Amount
Yield to Maturity:	3.322%
Benchmark Treasury:	UST 2.125% due May 15, 2025
Benchmark Treasury Yield / Price:	2.322% / 98-08+
Spread to Benchmark Treasury:	+100 basis points
Optional Redemption Provisions:
Make-Whole Call:	At any time prior to May 15, 2025, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points plus accrued and unpaid interest to the date of redemption.
Par Call:	At any time on or after May 15, 2025, at 100% plus accrued and unpaid interest to the date of redemption.
Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.
CUSIP / ISIN:	907818 ED6 / US907818ED66
Denominations:	$1,000 x $1,000
Concurrent Debt Offering:	The Issuer is also offering $400,000,000 of 2.250% Senior Notes due 2020.
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA Inc. Loop Capital Markets LLC PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, or calling Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

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